SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-15272)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-01342)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

         Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

         This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED

CANADIAN PACIFIC RAILWAY COMPANY

(Registrants)

Date:	November 8, 2002		Signed:	Robert V. Horte

		By:	Name:	Robert V. Horte

			Title:	Senior Assistant Corporate Secretary

Release: Immediate, November 8, 2002

CPR to Address Salomon Smith Barney 2002 Transportation Conference

CALGARY, Alberta — Rob Ritchie, President and Chief Executive Officer of Canadian Pacific Railway (TSX/NYSE: CP) will address the Salomon Smith Barney 2002 Transportation Conference at 09:30 a.m. Eastern time on November 13.

Mr. Ritchie will present CPR’s performance, strategy and outlook at the conference, which will be held at the Ritz Carlton Hotel in Key Biscayne, Florida.

There will be a live audio webcast of Mr. Ritchie’s presentation. The webcast and presentation material will be available on Canadian Pacific Railway’s website at http://www.cpr.ca. To view the webcast and presentation materials, go to Investor Information and choose Investor Presentations.

Canadian Pacific Railway’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of Mexico.

Contacts:

Media:	Investment community:

Len Cocolicchio	Paul Bell

Tel: (403) 319-7591	Vice-President, Investor Relations

Cell: (403) 650-2748	Tel: (403) 319-3591

len_cocolicchio@cpr.ca	investor@cpr.ca